Via Facsimile and U.S. Mail
Mail Stop 03-09


April 19, 2005


Mr. Jonas V. Alsenas
Chief Executive Officer
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville, Victoria 3052
Australia

Re:	Prana Biotechnology Limited
	Form 20-F for the fiscal year ended June 30, 2004
File No. 0-49843

Dear Mr. Alsenas:


      We have reviewed your filing and have the following comment. We have limited our review of the above referenced filing to only those issues addressed. We think you should revise your document in response to this comment in future filings beginning with your Form
20-F for the fiscal year ended June 30, 2005. In a supplemental letter, please either confirm that you will comply with this comment in future filings or, if you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide us this letter with detailed explanations keyed to our comment within 10 business days of the date of this letter or tell us when you will provide the letter prior to the expiration of the 10-day period. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2004

Item 5. Operating and Financial Review and Prospects
C. Research and Development, Patents and Licenses, page 40

1. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly
Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The current status of the project;
b. The costs incurred during each period presented and to date on the project;
c. The nature, timing and estimated costs of the efforts necessary to complete the project;
d. The anticipated completion dates;
e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at 202-942-
1962
or Lisa Vanjoske, Assistant Chief Accountant, at 202-942-1972 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Alsenas
Prana Biotechnology Limited
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